SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 14, 2008

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X      Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

  If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

  Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated May 14, 2008, announcing that STMicroelectronics’ shareholders approved all of the proposed resolutions at the Annual General Meeting.

PR No. C2578C

STMicroelectronics’ Shareholders Approve All Resolutions

at Annual General Meeting

Amsterdam, May 14, 2008 - STMicroelectronics (NYSE: STM) has announced that all of the proposed resolutions were approved at the Company’s Annual General Meeting, which was held in Amsterdam today.

The main resolutions were:

▪
Approval of the Company’s 2007 accounts reported in accordance with International Financial Reporting Standards (IFRS). (2007 accounts reported under U.S. GAAP were filed on SEC Form 20-F on March 3rd, 2008).

▪	The reappointment of Mr. Carlo Bozotti as the sole member of the Managing Board and Company’s President and Chief Executive Officer for a three-year term, expiring at the 2011 Annual General Meeting.

▪
The reappointments of the following members of the Supervisory Board: Mr. Gérald Arbola, Mr. Tom de Waard, Mr. Didier Lombard, Mr. Bruno Steve and the appointment of Mr. Antonino Turicchi. Mr. Matteo del Fante’s Board service has concluded with the 2008 Annual General Meeting.

▪	The distribution of a cash dividend of US$0.36 to be paid in four equal installments.

Immediately after the Annual General Meeting, the Supervisory Board met and appointed Mr. Antonino Turicchi as Chairman of the Supervisory Board and Mr. Gérald Arbola as Vice-Chairman, for a three-year term.

The complete agenda and all related materials concerning the STMicroelectronics N.V. Annual General Meeting are available on the Company’s website www.st.com.

The draft minutes of the AGM will be posted on the Company website at the beginning of June 2008.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2007, the Company’s net revenues were $10 billion. Further information on ST can be found at www.st.com

For further information, please contact:
INVESTOR RELATIONS:
Stanley March
Group Vice President, Investor Relations
Tel: +1.212.821.89.39
Fax: +1.212.821.89.23
stan.march@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Senior Director, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: May 14, 2008	By:	/s/ CARLO FERRO
	Name:	Carlo Ferro
	Title :	Executive Vice President and
Chief Financial Officer